January 12, 2011


Securities and Exchange Commission
Washington, D.C.  20549

Attention:  Andrew Mew, Accounting Branch Chief

Dear Sir:

Re:  AlphaTrade.com

I confirm our discussion with Mr. Milwood Hobbs to obtain an extension to respond to the Exchange's letter of comments dated December 23rd, 2010. Mr. Hobbs approved the extension requiring the response to be filed by Tuesday, January 18, 2011.

Thank you,

ALPHATRADE.COM
Per:



KATHARINE JOHNSTON
Principal Financial Officer